UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

MIV THERAPEUTICS INC.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK
________________________________________________________________________________
(Title of Class of Securities)

55306V106
______________________________________
(CUSIP Number)

MARK LANDY
Five Concourse Parkway, Suite 3000
Atlanta, Georgia 30328
Telephone: (770) 353-5858
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2008
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55306V106

1.          Names of Reporting Persons          Mark Landy.
             I.R.S. Identification Nos. of above persons (entities only).

2.           Check the Appropriate Box if a Member of a Group (See Instructions)

(a)           ☐
(b)           ☐
               Not applicable.

3.           SEC Use Only:

4.           Source of Funds (See Instruction):    OO

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
               Not applicable.

6.           Citizenship or Place of Organization:           United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.           Sole Voting Power:            10,126,191 (1), (2).

8.           Shared Voting Power:        800,000 (1), (3).

9.           Sole Dispositive Power:     10,126,191 (1), (2).

10.         Shared Dispositive Power: 800,000 (1), (3).

11.         Aggregate Amount Beneficially Owned by Each Reporting Person:         10,926,191 (1), (4).

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
               Not applicable.

13.         Percent of Class Represented by Amount in Row (11):                8.7% (5).

14.         Type of Reporting Person (See Instructions):             IN.

Notes:

(1)          Beneficial ownership is calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
(2)          These 10,126,191 shares include (a) 176,180 shares of the Issuer's common stock and (b) 9,950,011 shares of the Issuer's common stock issuable upon exercise of options to purchase shares of the Issuer's common stock.
(3)          These 800,000 shares consist of 800,000 shares that can be acquired by Simba Enterprises, a company wholly owned by Mr. Landy's wife, upon exercise of share purchase warrants.
(4)          Includes the 10,126,191 shares described in Note 2 and the 800,000 shares described in Note 3.
(5)          Based on 114,809,004 shares of the Issuer's common stock issued and outstanding as of January 18, 2008 and assuming exercise of the options identified in Note 2 and the share purchase warrants identified in Note 3.

CUSIP No. 55306V106

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "1934 Act"). Mark Landy is sometimes referred to herein as the "Reporting Person."

ITEM 1.                            SECURITY AND ISSUER

This statement relates to the voting common stock of MIV Therapeutics Inc.., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at Unit 1, 8765 Ash Street, Vancouver, British Columbia, Canada, V6P 6T3.

ITEM 2.                            IDENTITY AND BACKGROUND

Name:

This statement is filed by Mark Landy.

Residence or Business Address:

Five Concourse Parkway, Suite 3000
Atlanta, Georgia 30328

Present Principal Occupation or Employment:

The Reporting Person's present principal employment is as President and Chief Executive Officer of the Issuer. He is also a director of the Issuer.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship:

The Reporting Person is a citizen of the United States.

ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 18, 2008, the Reporting Person received 62,180 shares of the Issuer's common stock as a bonus in connection with his position as President and Chief Executive Officer of the Issuer, bringing the Reporting Person's share ownership to 176,180 shares.

On January 18, 2008, the Simba Biomed, a company wholly owned by the Reporting Person, obtained options to purchase 716,673 shares of the Issuer's common stock, bringing the Reporting Person's indirect ownership of purchase options to 5,500,000. On the same date, the Issuer granted 650,000 bonus options to the Reporting Person in the name of Simba Biomed, bringing the Reporting Person's indirect ownership of purchase options to 6,150,000. On the same date, all such 6,150,000 options were transferred from Simba Biomed to the Reporting Person, giving the Reporting Person direct ownership of such 6,150,000 options (the Reporting Person had been the direct owner of 200,000 options since 2002, so as a result of the transfer from Simba Biomed, the Reporting Person had direct ownership of 6,350,000 purchase options).

CUSIP No. 55306V106

In addition, on January 18, 2008, the Reporting Person acquired (i) 3,200,012 options that are immediately exercisable to purchase shares at $0.55 per share and (ii) an additional 399,999 options to purchase shares at $0.55 per share that will vest (and thus, become exercisable) within 60 days of January 18, 2008.

Immediately following these transactions, the Reporting Person owned 176,180 shares as well as 9,950,011 options to purchase shares of the Issuer's common stock. In addition, as of January 18, 2008, Simba Enterprises, a company wholly owned by the Reporting Person's wife, held 800,000 warrants to purchase an aggregate of 800,000 shares of the Issuer's common stock. Thus, as of January 18, 2008, the Reporting Person could be considered the beneficial owner of an aggregate of 10,926,191 shares, or 8.7%, of the Issuer's issued and outstanding common stock (assuming the exercise of all such options and warrants).

ITEM 4.                             PURPOSE OF TRANSACTION

The Reporting Person acquired the shares of the Issuer's common stock in the January 18, 2008 transactions as described above in Item 3 as bonus and compensation in connection with his position as President and Chief Executive Officer of the Issuer.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Pursuant to and subject to the terms and conditions of an employment agreement with the Issuer, the Reporting Person is scheduled to receive 133,333 options each month for a period of 36 months. Such options provide that the Reporting Person may purchase common shares of the Issuer at a price of $0.55 per share until January 18, 2013, when such options will expire.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 55306V106

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           any action similar to any of those enumerated above.

ITEM 5.                             INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)           For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person was the beneficial owner of 10,926,191 shares (that is, 8.7%) of the Issuer's common stock. Such shares consist of: (i) 176,180 shares of the Issuer's common stock held by the Reporting Person, (ii) 9,950,011 shares of the Issuer's common stock issuable upon exercise of options to purchase shares of the Issuer's common stock, and (iii) 800,000 shares that can be acquired by Simba Enterprises, a company wholly owned by the Reporting Person's wife, upon exercise of share purchase warrants.

(b)           For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 10,126,191 shares (consisting of 176,180 shares of the Issuer's common stock held by the Reporting Person and 9,950,011 shares of the Issuer's common stock issuable upon exercise of options to purchase shares of the Issuer's common stock). Such 10,126,191 shares represent 8.1% of the Issuer's common stock (assuming exercise of such 9,950,011 options).

For the purposes of this statement, the Reporting Person is reporting herein that as of the date hereof, the Reporting Person had shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 800,000 shares (consisting of 800,000 shares that can be acquired by Simba Enterprises, a company wholly owned by the Reporting Person's wife, upon exercise of share purchase warrants). Such 800,000 shares represent 0.7% of the Issuer's common stock (assuming exercise of such 800,000 shares purchase warrants).

(c)           As previously reported on a Form 4 dated December 19, 2007, on such date the Reporting Person obtained an indirect ownership interest with respect to options to purchase 83,333 shares of the Issuer's common stock at a price of $0.60 per share. As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)           As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)           Not applicable.

ITEM 6.            CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to and subject to the terms and conditions of an employment agreement with the Issuer, the Reporting Person is scheduled to receive 133,333 options each month for a period of 36 months. Such options provide that the Reporting Person may purchase common shares of the Issuer at a price of $0.55 per share until January 18, 2013, when such options will expire.

Except as disclosed herein, the Reporting Person does not have any other contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No. 55306V106

ITEM 7.                             MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP No. 55306V106

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2008.	/s/ Mark Landy _________________________________________ Mark Landy